Mail Stop 4561

August 11, 2008

Mr. Paul A. Schneider
Chief Executive Officer
MVP Network, Inc.
110 North Jefferson Avenue
St. Louis, MO 63103

> **Re:** **MVP Network, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed July 29, 2008**
> **File No. 000-05833**

Dear Mr. Schneider:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant